DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/14/2010

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
887,484

8. SHARED VOTING POWER
20,870

9. SOLE DISPOSITIVE POWER
908,354
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
908,354

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.79%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #10 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 908,354 shares of MSY or 7.79% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) Since the last filing on 9/10/10 the following shares of MSY were sold:

Trade Date	        Quantity	Price
09/10/10		30,636		5.9160
09/13/10		49,807		5.9376
09/14/10		47,591		5.9500
09/15/10		6,400		5.9400




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/16/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP